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                              ARTICLES OF AMENDMENT
                        TO THE ARTICLES OF INCORPORATION
                                       OF
                                STB SYSTEMS, INC.


     Pursuant to the provisions of Article 4.04 of the Texas Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

                                   ARTICLE I.

     The name of the corporation is STB SYSTEMS, INC.

                                   ARTICLE II.

     The following amendment to the corporation's Articles of Incorporation was adopted by the shareholders of the corporation on April 17, 1997:

     ARTICLE FOUR of the Articles of Incorporation is amended and restated to read in its entirety as follows:

                                  "ARTICLE FOUR

     AUTHORIZED SHARES. The aggregate number of shares of capital stock that the corporation shall have authority to issue is twenty-seven million (27,000,000) shares, of which twenty-five million (25,000,000) shares shall be designated as "Common Stock" and two million (2,000,000) shares shall be designated as "Preferred Stock." All of such shares shall be of the par value of $.01 per share.

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     COMMON STOCK.

     a. DIVIDENDS. Subject to the preferential rights, if any, of the Preferred Stock, the holders of shares of Common Stock shall be entitled to receive, when and if declared by the Board of the Directors, out of the assets of the corporation which are by law available therefor, dividends payable either in cash, in property, or in shares of Common Stock or other securities of the corporation.

     b. VOTING RIGHTS. At every annual or special meeting of shareholders of the corporation, every holder of Common Stock shall be entitled to one vote, in person or by proxy, for each share of Common Stock standing in his or her name on the books of the corporation.

     c. LIQUIDATION, DISSOLUTION OR WINDING UP. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the corporation, after payment or provision for payment of the debts and other liabilities of the corporation and of the preferential amounts, if any, to which the holders of the Preferred Stock may be entitled, the holders of all outstanding shares of Common Stock shall be entitled to share ratably in the remaining net assets of the corporation.
     PREFERRED STOCK. The Board of Directors is authorized, subject to the limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in one or more series, to establish the number of shares to be included in each such series, and to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitation, or restrictions thereof."


                                        -2-

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                                  ARTICLE III.

     The number of shares of the corporation outstanding at the time of such adoption was four million five hundred thirty-three thousand four hundred forty-seven (4,533,447) shares of Common Stock and no shares of Preferred Stock, and the number of shares entitled to vote thereon was four million five hundred thirty-three thousand four hundred forty-seven (4,533,447).

                                   ARTICLE IV.

     The number of shares voted for the foregoing amendment was three million eight hundred forty-three thousand one hundred eighty-one (3,843,181); and the number of shares voted against such amendment was two hundred fifty-three thousand five hundred seventy-five (253,575).


DATED:  May 22, 1997.

                                   STB SYSTEMS, INC.



                                   By: \s\  Bryan F. Keyes
                                      -------------------------------
                                       Bryan F. Keyes, Secretary